file 82-2783

SUPPL

Formation

RECEIVED

2006 OCT 18 A 10:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Formation Agrees to Sell Big Creek Tailings Facility for US $4.5 million

Vancouver, B.C., October 4, 2006 - Formation Capital Corporation (the "Company", FCO-TSX,) announced today that it's wholly owned subsidiary Essential Metals Corporation (EMC) has reached terms for the purchase and sale of its tailings facility to Sterling Mining Company (Sterling).

Under the terms Sterling shall pay EMC a total of US$ 4.5 million cash and convey a certain neighboring 16 acre land parcel well suited for EMC's future needs. Payment terms are as follows: US $100,000 upon agreeing to the terms (paid), US $500,000 on or before October 20, 2006 when the purchase and sale agreement is signed and US $3.9 million on or before January 22, 2007 when the tailing facility is conveyed to Sterling.

The tailings facility is only one of the facilities that form a part of the Big Creek Hydrometallurgical Complex which the Company purchased in 2002. EMC will remain the owner of the Sunshine Precious Metals Refinery, the SXEW copper refinery, the hydrometallurgical plant, the concentrate loading and unloading facility and the associated land package and buildings.

Essential Metals Corporation has operated the Sunshine Precious Metals Refinery, since 2004 without a discharge and has therefore not used the tailings facility. In addition the Company has determined that it will not use this facility when its hydrometallurgical plant is in operation. The Company intends to retro fit the hydrometallurgical plant in conjunction with the development of its Idaho Cobalt Project (ICP) in order to refine the cobalt concentrate expected to be produced from the ICP into metal. The ICP is in the final permitting and definitive feasibility stage of development.

The Company is pleased it has been able to reach these terms with Sterling since Sterling holds the historic Sunshine Silver Mine in the area and the purchase of this facility is expected to work into their plans for the re-opening of the mine.

Further, the Company announces that pursuant to its news release of September 6, 2006 announcing the amendment and extension of certain warrants to September 30, 2006, a total of CDN $1,248,909 was received by the Company and 2,081,515 new warrants were issued. A total of 16,476,019 million warrants expired unexercised reducing the fully diluted share position in the Company to 194,110,326.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
Chairman and C.E.O.

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

06017536

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com.

dlw 10/18